SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Notice of and Proxy Statement for Internet Gold-Golden Lines Ltd. Annual General Meeting to be held December 23, 2004.

2.   Internet Gold-Golden Lines Ltd. Proxy Card.

                                                                          Item 1

                        INTERNET GOLD - GOLDEN LINES LTD.

November 23, 2004

                  NOTICE OF 2004 ANNUAL MEETING OF SHAREHOLDERS

Internet Gold-Golden Lines Ltd. Shareholders:

     We cordially invite you to the Annual General Meeting of Shareholders. It will be held at 4:00 p.m. on Tuesday, December 23, 2004 at the offices of Eurocom Communications Ltd. at 2 Dov Friedman Street, Ramat Gan 52141, Israel.

     The purpose of the meeting is to consider and vote upon the following matters:

     (1)  The election of two Class B directors for terms expiring in 2007;

     (2) Authorization of our Board of Directors to acquire a 48.36% equity interest in Gold-Trade (Electronic Commerce) Ltd., or Gold Trade, from Eurocom Marketing (1986) Ltd., or Eurocom Marketing, for $241,818 or for shares of Internet Gold having a market value of $241,818 at the date of acquisition, as the Board of Directors will determine;

     (3) Approval of the inclusion of our chief executive officer, who is also a director, as a participant in the incentive plan of our company;

     (4)  Approval  of  the   amendment   of  Article  41  of  our  Articles  of
          Association;

     (5)  Ratification  of  the  appointment  of  Somekh  Chaikin,   independent
          certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine the remuneration of the auditors; and

     (6) Review and discussion of our consolidated financial statements for the year ended December 31, 2003.

     The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 24 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors

Petach-Tikva, Israel

                                 PROXY STATEMENT


     This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Internet Gold-Golden Lines Ltd. to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on Thursday, December 23, 2004 at 4:00 p.m. and any adjournment thereof. Shareholders will be asked to vote upon: (i) the election of two Class B directors; (ii) the authorization of our Board of Directors to acquire a 48.36% equity interest in Gold-Trade from Eurocom Marketing, for $241,818 or for shares of Internet Gold having a market value of $241,818 at the date of acquisition, as the Board of Directors will determine; (iii) the approval of the inclusion of our chief executive officer, who is also a director, as a participant in the incentive plan of our company; (iv) the approval of the amendment of Article 41 of our Articles of Association; (v) the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, as our independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to fix their remuneration; and (vi) the review and discussion of our consolidated financial statements for the year ended December 31, 2003.

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 24 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominee for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

     As of November 17, 2004, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 18,431,500 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.01 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the starting time of the general meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

     An affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting, in person or by proxy and voting thereon is required to elect the nominees for Class B director and to approve each of the other proposals, except for Proposal 2, to be presented at the Meeting. The approval of Proposal 2 requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that either (i) at least one third of the non-interested shareholders with respect to such proposal represented and voting at the Annual General Meeting are included in the majority (excluding the vote of abstaining shareholders); or (ii) that the total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our company. Under the Israeli Companies Law, Proposal 2 requires that our shareholders notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a personal interest with respect to the subject matter of this proposal. The term "personal interest" is defined as "a person's personal interest in an act or transaction of the company, including the personal interest of his relatives and of any other corporation in which he or his relatives is an interested party, and exclusive of personal interest that stems from the fact of holding shares in the company." There will be a specific place on the proxy card to indicate if you have a personal interest in Proposal
2. Shareholders are asked to indicate "yes" or "no."

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 24 hours prior to the Meeting.

                       BENEFICIAL OWNERSHIP OF SECURITIES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of November 17, 2004 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group:


                                                     Number of Ordinary               Percentage of
                                                           Shares                       Outstanding
                                                      Beneficially Owned (1)         Ordinary Shares (2)
                                                      ----------------------         -------------------
Eurocom Holdings Ltd. (3).......................          12,683,135                        68.8%
Eli Holtzman ...................................             172,118                         0.9%
Shaul Elovitch (4)..............................                  --                          --
Yossef Elovitch (4) ............................                  --                          --
Itzhack Ish-Hurvitz.............................                  --                          --
Moddi Keret.....................................                  --                          --
Tommy Stramer...................................                  --                          --
Anat Winner.....................................                  --                          --
All directors and executive officers as a group              172,118                         0.9%
(13 persons) ...................................

____________

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of November 17, 2004 are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 18,431,500 ordinary shares issued and outstanding as of November 17, 2004.

(3) Such ordinary shares are held directly by Euronet Communications Ltd., an Israeli company that is 100% owned by Eurocom Communications Ltd. Eurocom Communications is a 50.3% owned Israeli subsidiary of Eurocom Holdings Ltd. and Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications. Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom Holdings. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares. Accordingly, Eurocom Holdings may be deemed to be the beneficial owner of the 12,721,180 ordinary shares held directly by Euronet Communications. The address of Eurocom Holdings is 2 Dov Friedman Street, Ramat Gan, Israel.

(4) Messrs. Shaul Elovitch, chairman of our board of directors, and his brother, Yossef Elovitch, a director of our company, own 100% of Eurocom
     Holdings Ltd., an Israeli holding company that holds a 50.3% interest in Eurocom Communications Ltd. and Mr. Shaul Elovitch holds an additional 0.7% interest in Eurocom Communications. Eurocom Communications, an Israeli company, owns a 100% interest in Euronet Communication Ltd., an Israeli company that directly owns 12,683,135 of our ordinary shares. Due to their ownership of Eurocom Holdings and their positions as directors of Eurocom Holdings and Eurocom Communications, they may be deemed to beneficially own the ordinary shares directly held by Euronet Communications. Messrs. Shaul Elovitch and Yossef Elovitch disclaim beneficial ownership of such ordinary shares.

     We are a controlled company within the meaning of Nasdaq Market Rules, Rule 4350(c)(5), based on the fact Eurocom Holdings Ltd. holds, indirectly, more than 50% of our voting power.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

     Pursuant to our articles of association, our board of directors consists of no less than six and no more than nine members, and is divided into three classes, Class A, Class B and Class C. Generally, at each annual meeting of shareholders one class of directors is elected for a term of three years. In addition to these three classes of directors, we have two "outside directors," as defined under the Israeli Companies Law, who hold office for a term of three years. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.

     The Board of Directors proposes the election of Mr. Yossef Elovitch and Mr. Eli Holtzman to serve as a Class B directors to hold office for three years until the Annual General Meeting of Shareholders to be held in 2007, and until their successors are elected and qualified. Messrs. Elovitch and Holtzman are currently serving as members of our Board of Directors.

     Should either of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. The nominees are expected to be available.

     Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of Messrs. Elovitch and Holtzman.

     Set forth below is information about Messrs. Elovitch and Holtzman, including their age, position held with our company, principal occupation, business history and other directorships held.

Nominees for Election as Class B Director for Term Expiring in 2007

     Yossef Elovitch, 53, has served as a director since 1993. Mr. Elovitch has been an officer and director of Eurocom Communications since 1985. He serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Shaul Elovitch.

     Eli Holtzman, 56, co-founded our company and has been our chief executive officer since 1992 and director since July 1999. Mr. Holtzman serves as director and chairman of MSN Israel and as a director of Gold Trade. From January 2003 to December 2003, Mr. Holtzman served as chief executive officer of Gold Trade. From 1988 to 1992, Mr. Holtzman provided independent marketing consulting services to numerous enterprises. From 1986 to 1988, Mr. Holtzman served as chief executive officer of the Israeli franchisee of the American fast food chain, Wendy's. From 1984 to 1986, Mr. Holtzman was the general manager of Arieli Advertising Ltd., a leading Israeli advertising company. From 1977 to 1984, Mr. Holtzman was the general manager of SuperPharm, Israel's largest pharmacy chain. Mr. Holtzman holds a B.Sc. degree in Chemistry and Pharmaceutical from Illinois University.

The Board of Directors recommends a vote FOR the election of Messrs. Elovitch and Holtzman.

Directors Continuing in Office

     Shaul Elovitch, 57, has served as chairman of our board of directors since our inception in 1992. Mr. Elovitch founded Eurocom Communications and its affiliated companies, one of Israel's largest private communications groups. Mr. Elovitch has served as chairman of the board of directors and chief executive officer of Eurocom Holdings and Eurocom Communications, our parent company, since 1985. Mr. Elovitch serves as an officer and/or director of various other companies in the Eurocom group. Mr. Elovitch is the brother of Mr. Yossef Elovitch.

     Anat Winner, 46, has served as a director since August 2001. Since July 2003 Mrs. Winner has served as an independent business advisor. From October 2001 to July 2003 Mrs. Winner has served as chief executive officer and chief financial officer of Israel News Ltd. From 1999 to October 2001, Mrs. Winner served as chief financial officer of DBS Satellite Services (1998) Ltd. (YES), an Israeli company that is engaged in setting up and operating DBS television systems. Previously, and since 1995, Ms. Winner served as chief financial officer of Eurocom Cellular Communications Ltd., an Israeli company that is engaged in the importing and marketing of cellular phones as well as supplying cellular service. Since 1996, Mrs. Winner has also served as corporate secretary of Eurocom Cellular Communications Ltd. Mrs. Winner holds a B.A. degree in Accounting and Economics from Haifa University and has been a certified public accountant for more than 15 years.

     Moddi Keret, 47, was appointed to serve as a director in February 2003. Mr. Keret has been an executive vice president of Arison Holdings (1998) Ltd., an Israeli investment company, since 1993. Mr. Keret currently serves as a director at a number of companies in which Arison Holdings or one of its affiliates is a shareholder, including Partner Communications Ltd., Housing and Construction Holdings Ltd., Eurocom Communications, Eurocom Cellular Communications Ltd., Gaon Holdings Ltd., Hamlet Ltd., Priortech Ltd., DBS Satellite Services (1998) Ltd., Keret Holdings and Management Ltd., MSN Israel, Gold Trade and other companies in the Arison Group. Mr. Keret is an Israeli CPA and holds a B.A. degree in accounting and economics from Tel-Aviv University.

     Itzhack Ish-Hurvitz, 73, has served as a director since July 1999. Mr. Ish-Hurvitz has been a senior research fellow at I.C.T.A.F. - Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University since 1990. Mr. Ish-Hurvitz was a member of the advisory board of W&S - Transition and Interim Management of the Netherlands and its branch in Israel from May 2000 until September 2002. Mr. Ish-Hurvitz was the executive director of the Israel Consortium for Research and Development of Generic Technology of Satellite Communications from 1992 to 1998. From 1991 to 1992, Mr. Ish-Hurvitz was a special adviser to the Israeli Minister of Telecommunications for telecommunications policy. From 1988 to 1990, Mr. Ish-Hurvitz was the director general of the Israeli Ministry of Telecommunications.

     Tommy Stramer, 57, has served as a director since January 2000. Mr. Stramer currently serves as president of Zim American Integrated Shipping Services Company, Inc. Mr. Stramer has served as vice president shipping of Zim - The Israeli Navigation Company since May 1997 and is in charge of all the shipping activity of Zim. From January 1996 until May 1997, he served as president of Astral Maritime. From 1988 until January 1996, Mr. Stramer served as general manager of the European and Mediterranean lines of Zim.

                      BOARD OF DIRECTORS AND COMMITTEES

Independent and Outside Directors

     The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. Our outside directors are Mr. Ish-Hurvitz and Mr. Stramer. No person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

         Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Audit Committee

     Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

     Our audit committee consists of three board members who satisfy the "independence" requirements of the Securities Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Winner and Messrs. Ish-Hurvitz and Stramer each of whom satisfies these requirements. The audit committee meets at least once each quarter.

     Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Approval of Related Party Transactions Under Israeli Law

     The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. Generally, duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder requires the approval of the audit committee, the Board of Directors and the shareholders (by either (i) the affirmative vote of the holders of a majority of the ordinary shares represented at the Annual General Meeting in person or by proxy and voting thereon, provided that at least one third of the non-controlling shareholders represented and voting at the Annual General Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company), except in certain events where shareholders approval is not required.

Indemnification of Directors and Officers

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

     Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million including legal costs incurred in Israel. In addition, we undertook to indemnify our directors and officers to the extent permitted by law, in an aggregate amount not to exceed $5,000,000, to the extent that their liability is not covered under our directors and officers liability insurance policy.

     Our articles of association provide that subject to any restrictions imposed by the Companies Law, we may procure insurance for, or indemnify any officer holder, to the fullest extent permitted, provided that the procurement of any such insurance or provision of any such indemnification, as the case may be, is approved by the audit committee and otherwise as required by law.

Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003:

                                                        Salaries, fees,
                                                   commissions and bonuses(1)
                                                   --------------------------
     All directors and executive officers as a
        group (13 persons)......................         $ 1.1 million
______________

(1) Includes expenses incurred for cars made available to officers and expenses related to salaries, but does not include expenses such as business travel, professional and business association dues and expenses reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

     As of December 31, 2003 we accrued $350,000 for retirement, recreation payments and vacation for our directors and executive officers.

     During the year ended December 31, 2003 we paid to each of our outside directors as well as to Mrs. Winner, who was paid as an outside director since she was considered to be an independent director under U.S. law, an annual fee of NIS 31,000 ($ 7,080), and a per meeting attendance fee of NIS 1,631 ($372). Those fees are paid based on the fees detailed in regulations promulgated under the Israeli Companies Law. Our other non-employee directors do not receive compensation for their services on the board of directors or any committee thereof. All of our non-employee directors are reimbursed for their expenses for each board of directors meeting attended.

       AUTHORIZATION OF THE BOARD OF DIRECTORS TO ACQUIRE A 48.36% EQUITY
                 INTEREST IN GOLD-TRADE FROM EUROCOM MARKETING
                           (Item 2 on the Proxy Card)

     Our Board of Directors and Audit Committee have recommended that we acquire a 48.36% equity interest in Gold-Trade from Eurocom Marketing, for $241,818 or for Internet Gold shares having a market value of $241,818 at the acquisition date, as our Board of Directors will determine. Currently we own a 48.27% equity interest in Gold Trade, after this acquisition, and following the acquisition of additional shares from three minority shareholders of Gold Trade, which is not subject to shareholder approval, we will own all the shares of Gold Trade.

     Gold Trade is involved in e-commerce activity. According to an independent survey conducted this year by a third party, Gold Trade's website, P1000.CO.IL, is one of the four most popular e-commerce websites in Israel. Gold Trade is involved in the sale, by means of electronic tenders, of products and services by third parties. Gold Trade's revenues result from commissions paid for any transaction executed through its website by any of the 90 different suppliers who sell their products through the website. In the past Gold Trade was involved in telemarketing activity. During the last quarter of 2004 Gold Trade ceased its telemarketing activity, which was one of the reasons it had incurred losses over the last few years.

     As of October 30, 2004, Gold Trade had an excess of liabilities over assets of NIS 22 million (approximately $5 million). As of October 30, 2004, Gold Trade had approximately 60 employees, however, according to a re-organization plan authorized by its Board of Directors, the number of employees will decrease to about 30 by the end of 2004. In the third quarter of 2004, Gold Trade reached a positive EBITDA (earnings before interest, taxes, depreciation and amortization) and a positive cash flow from operations of NIS 0.3 million (approximately $0.07 million).

     In the last two years the scope of electronic commerce in Israel has significantly increased. Nevertheless, the percentage of electronic transactions is still a small part of total commercial transactions in Israel. We believe that the acquisition of Gold Trade will afford us a secure e-commerce base from which to provide our customers a broader range of services and may increase synergies in our company, especially in the areas of ISP connectivity and e-advertising. We believe that the increase of collaboration between P1000.CO.IL, the MSN portal and our large customer base may increase our sales in all of our activity fields.

     Our Board of Directors will chose from two alternative methods to acquire Gold Trade. The first alternative is the acquisition of a 48.36% equity interest in Gold-Trade for $241,818. The other alternative is the acquisition of Gold Trade shares for shares of Internet Gold having a market value of $241,818 at the date of acquisition.

     Under the Israeli Companies Law, because Eurocom Marketing is an affiliate of Eurocom Holdings Ltd., our principal shareholder, Eurocom Marketing is deemed to be an interested party to the transaction and, therefore, shareholder approval of the acquisition is required. Our Board of Directors believes that the terms of the acquisition are fair and no less favorable to us than the terms that might be available to us from unaffiliated third parties. Our Board has received an appraisal confirming that the terms of the acquisition are fair.

     It is proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, to authorize the Board of Directors to acquire a 48.36% equity interest in Gold-Trade from Eurocom Marketing, for $241,818 or for shares of Internet Gold having a market value of $241,818 at the date of acquisition, as the Board of Directors will determine."

     Under the Israeli Companies Law, since this acquisition is deemed to be an extraordinary transaction with a controlling shareholder, the approval of the forgoing resolution will require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon, provided (i) that at least one-third of the non-interested shareholders represented and voting at the meeting are included in the majority; or (ii) that the total shareholdings of those who have no personal interest in the transaction who vote against the proposal do not represent more than 1% of the voting rights in our company.

     The Board of Directors recommends a vote FOR the foregoing resolution.

            APPROVAL OF THE INCLUSION OF OUR CHIEF EXECUTIVE OFFICER
             AS A PARTICIPANT IN THE INCENTIVE PLAN OF OUR COMPANY
                           (Item 3 on the Proxy Card)

     Under applicable Israeli law, shareholders must approve the payment of compensation and fees to our directors. Our Board of Directors and Audit Committee have decided to include Mr. Eli Holtzman, our chief executive officer and a member of our Board of Directors, as a participant in the company incentive plan. Accordingly shareholders will be asked to approve at the Annual General Meeting the inclusion of Mr. Eli Holtzman as a participant in our company's incentive plan. According to the terms of the incentive plan, our management projects that no more than 10% of our annual operational profit
(excluding certain items, as determined by the Board of Directors) will be allocated in the aggregate to all of the participants in the plan. Our Board of Directors will determine the actual annual allocation.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that the Company is authorized to include its chief executive officer, who is also a Director, as a participant in its incentive plan."

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                  APPROVAL OF AN AMENDMENT TO ARTICLE 41 OF OUR
                             ARTICLES OF ASSOCIATION
                           (Item 4 on the Proxy Card)

     The amendment to Article 41 will allow our Board of Directors to fill vacancies and to appoint new directors to serve until our next Annual General Meeting. At present, the Board of Directors' ability to fill vacancies and appoint new directors is limited.

     It is therefore proposed that at the Meeting the shareholders adopt the following resolution:

          "RESOLVED, that Article 41 of our Articles of Association is hereby amended to read as follows: "The Board of Directors may, from time to time, appoint additional director/s to the Company's Board of Directors, whether to fill a vacancy of a director whose appointment was terminated for any reason or as additional director/s, provided, however, that the total number of directors will not exceed that set forth in Article 38 hereof and further provided, that if the total number of directors decreases below that set forth in Article 38 hereof, the Board may only act in emergency situations, or to fill the office of the director(s) which has or have become vacant up to the minimum number, or to call a General Meeting. Any director so appointed shall hold office until the end of first General
     Meeting convened after such appointment and may be re-elected at such General Meeting."

     The affirmative vote of the holders of the majority of the ordinary shares present at the Meeting in person or represented by proxy entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

                             APPOINTMENT OF AUDITORS
                           (Item 5 on the Proxy Card)

     Our Board of Directors first appointed Somekh Chaikin as our auditors in 1999 and has reappointed the firm as our auditors since such time. Somekh Chaikin has no relationship with us or any of our affiliates except as auditors. As a result of Somekh Chaikin's knowledge of our operations and reputation in the auditing field, the Board of Directors is convinced that this firm has the necessary personnel, professional qualifications and independence to act as our auditors and has again recommended, pursuant to the recommendation of our Audit Committee, that Somekh Chaikin be selected as our auditors for the fiscal year ending December 31, 2004 and recommends that the shareholders ratify and approve the selection. The remuneration of Somekh Chaikin will be fixed by the Board of Directors pursuant to the recommendation of our Audit Committee.

     The following  resolution  will be offered by the Board of Directors at the
Meeting:

          "RESOLVED, that the appointment of Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International, to conduct the annual audit of our financial statements for the year ending December 31, 2004, and to authorize the Board of Directors to determine their remuneration pursuant to the recommendation of our Audit Committee is ratified, confirmed and approved".

     The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

     The Board of Directors recommends a vote FOR the foregoing resolution.

           CONSIDER AND RECEIVE THE CONSOLIDATED FINANCIAL STATEMENTS

     At the Meeting, our Consolidated Financial Statements for the year ended December 31, 2003 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

                                            By Order of the Board of Directors,

                                            Shaul Elovitch,
                                            Chairman of the Board of Directors


Dated: November 23, 2004

                                                                          Item 2

                         INTERNET GOLD-GOLDEN LINES LTD.

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoint(s) Eli Holtzman and Shaul Elovitch, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share, of Internet Gold-Golden Lines Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 23, 2004 at 4:00 p.m. at the offices of Eurocom Communications Ltd., 2 Dov Friedman Street, Ramat Gan 52141 Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

     THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE NOMINEES FOR CLASS B DIRECTOR IN ITEM 1 AND FOR ITEMS 2 THROUGH 5. VOTES CANNOT BE CAST FOR PROPOSAL 2 UNLESS YES OR NO HAS BEEN SPECIFIED WITH RESPECT TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST WITH RESPECT TO THE SUBJECT MATTER OF THE PROPOSAL (SEE THE PROXY STATEMENT FOR FURTHER CLARIFICATION). ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         INTERNET GOLD-GOLDEN LINES LTD.

                                December 23, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
   THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE CLASS B
                   DIRECTORS AND "FOR" PROPOSALS 2 THROUGH 5.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------
1. The election of two Class B Directors for terms expiring in 2007.

[ ] FOR ALL NOMINEES

[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES

[ ] FOR ALL EXCEPT
       (See instructions below)

NOMINEES:

Yossef Elovitch
Eli Holtzman

INSTRUCTION:      To withhold  authority to vote for any individual  nominee(s),
------------      mark "FOR ALL EXCEPT" and fill in the circle next to each
                  nominee you wish to withhold, as shown here: (X)

     2. Authorization of the Board of Directors to acquire a 48.36% equity interest in Gold-Trade (Electronic Commerce) Ltd. from Eurocom Marketing (1986) Ltd., and three other minor shareholders, for $241,818 or for shares of Internet Gold having a market value of $241,818 at the date of acquisition, as the Board of Directors will determine.

          [ ] FOR          [ ] AGAINST     [ ] ABSTAIN

     Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask you if you have a personal interest (as described in the proxy statement) with respect with respect to the subject matter of Proposal 2 to be voted on at the Meeting.

     Do you have a personal interest with respect to the subject matter of Proposal 2? YES ___ NO ___


     3. Approval of the inclusion of our chief executive officer, who is also a director, as a participant in the incentive plan of the Company.

          [ ] FOR          [ ] AGAINST     [ ] ABSTAIN


     4. Approval of the amendment of Article 41 of the Company's Articles of Association.

          [ ] FOR          [ ] AGAINST     [ ] ABSTAIN


     5.   Ratification  of  the  appointment  of  Somekh  Chaikin,   independent
          certified public accountants in Israel, a member firm of KPMG International, as the Company's independent auditors for the year ending December 31, 2004 and authorization for the Board of Directors to determine the remuneration of the auditors.

          [ ] FOR          [ ] AGAINST     [ ] ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  December 1, 2004